Exhibit 23.1

To the Board of Directors and Shareholders of Brightline Interactive, Inc.

We consent to the incorporation by reference in the Registration Statement on Form S-3 of Brightline Interactive, Inc. of our report dated September 28, 2026, relating to our audit of the consolidated balance sheet of of Brightline Interactive, Inc as of June 30, 2026, and the related consolidated statement of operations, consolidated statement of stockholders’ equity, and cash flows for the periods then ended, and the related notes, and the retrospective adjustments to the 2025 consolidated financial statements described in Notes 4 and 5.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

October 23, 2026.

We served as the Company’s auditor since 2026.

Los Angeles, California

PCAOB ID Number 6580